Points Named As One of Canada’s Top Small & Medium Employers
For a Third Consecutive Year

Canada’s Top 100 Employers again recognizes Toronto-based Points for its rich culture and collaborative work environment

TORONTO, April 13, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that is has again been recognized as one of Canada’s Top Small and Medium Employers by Canada’s Top 100 Employers at Mediacorp Canada Inc. This marks the third consecutive year that Points has received the honour and follows its recent recognition as one of the best Workplaces for Women in Canada in 2018.

Now in its 5th year, Canada’s Top Small & Medium Employers is an editorial competition that recognizes the small and medium enterprises (SMEs) with the nation’s best workplaces and forward-thinking human resources policies. Employers are compared to other organizations in their industry to determine which offer the most progressive and forward-thinking programs. The annual competition is open to any employer with its head office or principal place of business in Canada. Employers must have less than 500 employees worldwide, including employees at affiliates, and be a commercial, for-profit enterprise.

"We are immensely proud of this national recognition, along with many other great SMEs in Canada who value a culture of excellence," said Inez Murdoch, Chief People Officer at Points. "Each and everyday we do all that we can to foster an exceptional work culture that attracts a talented and productive group of people. We're proud of our culture, our exceptional employees and collaborative team dynamic across the business."

Since its inception in 2000, Points has grown from a technology start-up to a global industry leader developing best-in-class loyalty technology and partnering with over 50 of the world’s largest loyalty brands. Points actively seeks to promote an innovative and engaging work atmosphere, giving employees the freedom to think big with the resources to make things happen.

“For most working Canadians, it really is like finding the Holy Grail,” says Richard Yerema, Managing Editor of the Canada’s Top 100 Employers project at Mediacorp Canada Inc. “These employers offer fun, interesting, engaged workplaces where you can still get benefits like good maternity top-up or a decent retirement savings plan. It’s an attractive combination for employees looking to get the best of both worlds.”

To view the complete list of 2018 finalists, visit Canada’s Top 100 website,
http://www.canadastop100.com/sme.

To learn more about Points, visit company.points.com

About Points International
Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Mediacorp Canada Inc.
Founded in 1992, Mediacorp Canada Inc. is the nation’s largest publisher of employment periodicals. Since 1999, the Toronto-based publisher has managed the Canada’s Top 100 Employers project, which includes 18 other regional and special-interest editorial competitions that reach over 13 million Canadians annually through a variety of magazine and newspaper partners. Mediacorp also operates Eluta.ca, the largest Canadian job search engine, which includes editorial reviews from the Canada’s Top 100 Employers project and is now used by 7 million users in Canada each year. Together with Willis Towers Watson, Mediacorp also hosts the Top Employer Summit, Canada’s largest conference for senior-level HR professionals. 3 More stories from the winners of this year’s Canada’s Top Small & Medium Employers competition can be found in the special magazine published this morning in The Globe and Mail. The winning employers will be honoured at a special luncheon in Toronto today. The full list of this year’s winners is attached; the editors’ detailed reasons for selecting each of the winners were released this morning and are accessible via the competition homepage.

CONTACT:
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 647.539.1310

Mediacorp Canada Inc.
Kristina Leung, Senior Editor
+1 416-964-6069 x1464